UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

The Pepsi Bottling Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-1145429
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Pepsi Way Somers, New York	10589
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Series A Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ❑

Securities Act registration statement file number to which this form relates: _____________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The Board of Directors (the “Board”) of The Pepsi Bottling Group, Inc. (the “Company”)  declared a dividend, payable to stockholders of record on May 14, 2009, of one right (a “Right”) per each share of outstanding Common Stock, par value of $0.01 per share (“Common Stock”), and Class B Common Stock, par value of $0.01 per share (“Class B Common Stock”), to purchase 1/1,000th of a share of Series A Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”), at a price of $100.00 per share (such amount, as may be adjusted from time to time as provided in the Rights Agreement, the “Purchase Price”).  In connection therewith, on May 4, 2009, the Company entered into a Rights Agreement, dated May 4, 2009 (as the same may be amended from time to time, the “Rights Agreement”) with Mellon Shareholder Services LLC, as Rights Agent (the “Rights Agent”).

The following summary of the Rights Agreement is a general description only and is qualified in its entirety by the full text of the Rights Agreement which is attached as Exhibit 4.1 hereto and incorporated by reference herein.

Effectiveness.  The Rights Agreement became effective as of May 4, 2009 (the “Effective Date”).  Upon and following the Effective Date, Rights will be distributed in respect of all outstanding shares of Common Stock and Class B Common Stock on the record date of May 14, 2009, and for all shares of Common Stock and Class B Common Stock issued after such record date and, subject to the next sentence, prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights or the Expiration Date (defined below).  Rights may be distributed with respect to shares of Common Stock issued after the Distribution Date only in certain limited circumstances.

Term.  The Rights will expire on May 4, 2010 (the “Expiration Date”), unless earlier redeemed or canceled by the Company as provided below.

Exercisability.  The Rights will become exercisable upon the earliest of the following dates (such date, the “Distribution Date”):

•
the date that a person or group (including any affiliate or associate of such person or group) other than PepsiCo, Inc. (“PepsiCo”) has acquired, or obtained the right to acquire, beneficial ownership (as defined in the Rights Agreement) of more than 15% of the outstanding Common Stock;

•
the date that PepsiCo or any of its affiliates has acquired, or obtained the right to acquire, beneficial ownership of any shares of Common Stock not owned by PepsiCo or such affiliate on the Effective Date; and

•
such date, if any, as may be designated by the Board following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding Common Stock which could result in a  person or group becoming the beneficial owner  of more than 15% of the outstanding Common Stock of the Company, or in the case of PepsiCo, any more shares of Common Stock (any person specified in  the foregoing three bullet points, an “Acquiring Person”).

Rights Certificates and Detachability.  Prior to the Distribution Date, the Rights will be represented by the certificates for shares of Common Stock and Class B Common Stock, and the Rights will be transferable only with the related Common Stock or Class B Common Stock certificates and will automatically be transferred with the Common Stock and Class B Common Stock.  After the Distribution Date, the Rights will “detach” from the Common Stock and Class B Common Stock and will be separately transferable, and the Company will provide separate Right Certificates to all holders of Common Stock and Class B Common Stock.

Terms of Preferred Stock.  The terms of the Preferred Stock issuable upon exercise of the Rights are designed so that each 1/1,000th of a share of Preferred Stock is entitled to participate in dividends and other distributions and to vote on an equivalent basis with one whole share of the presently constituted Common Stock of the Company.  In addition, the Preferred Stock has certain minimum dividend and liquidation rights.

Dilution Adjustments.  The amount of Preferred Stock issuable upon exercise of the Rights is subject to adjustment by the Board in the event of any change in the Common Stock, Class B Common Stock or Preferred Stock, whether by reason of stock dividends, stock splits, reclassifications, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock, Class B Common Stock, Preferred Stock or otherwise.

The Flip-In Provision.  Subject to future amendment of the Rights Agreement, on the date that the Rights become exercisable, the holder of each Right will have the right to receive, upon exercise of the Right and the payment of the Purchase Price, that number of 1/1,000ths of a share of Preferred Stock equal to the number of shares of Common Stock which at the time of the applicable triggering transaction would have a market value of twice the Purchase Price.  However, any Rights that are or were beneficially owned on or after the Distribution Date by an Acquiring Person will become null and void and will not be subject to the “flip-in” provision.

The Flip-Over Provision.  In the event the Company is acquired by PepsiCo or another person in a merger or other business combination that triggers exercise of the Rights, or 50% or more of the Company’s assets are sold to PepsiCo or another person in a transaction that triggers exercise of the Rights, each Right will entitle its holder to purchase common shares in the surviving entity at 50% of market price (with provisions made for circumstances in which the surviving entity does not have common shares registered under the Exchange Act of 1934).  As with the “flip-in” provision, any Rights that are or were beneficially owned on or after the Distribution Date by an Acquiring Person  will become null and void.

Redemption.  The Rights are redeemable by the Board at a redemption price of $0.01 per Right (the “Redemption Price”) any time prior to the earlier of (i) the Distribution Date and (ii) the Expiration Date.  Immediately upon the action of the Board electing to redeem the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Exchange.  After there is an Acquiring Person the Board may elect to exchange each Right (other than Rights owned by an Acquiring Person) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement (or, under certain circumstances, equivalent value in cash, shares of Common Stock or other securities).

Amendment.  At any time prior to such time as there shall be an Acquiring Person, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which a Distribution Date shall occur, the amount of the Purchase Price, the definition of “Acquiring Person” or the time during which the Rights may be redeemed), except that no supplement or amendment may be made which reduces the Redemption Price of the Rights.

Voting.  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

A copy of the Rights Agreement is available free of charge from the Company.  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2. Exhibits

Exhibit No.	Description and Method of Filing

4.1	Rights Agreement, dated as of May 4, 2009, between The Pepsi Bottling Group, Inc. and Mellon Investor Services LLC, as Rights Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

THE PEPSI BOTTLING GROUP, INC.

Date: May 4, 2009	By:	/s/ David Yawman
Name: David Yawman
Title: Vice-President, Associate
General Counsel and
Assistant Secretary

Exhibit Index

Exhibit No.	Description and Method of Filing

4.1	Rights Agreement, dated as of May 4, 2009, between The Pepsi Bottling Group, Inc. and Mellon Investor Services LLC, as Rights Agent